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                                                                       EXHIBIT 2
                                                                AUGUST 10, 1995

AGRIUM / NU-WEST

NEWS

                                                          FOR IMMEDIATE RELEASE

JOINT PRESS RELEASE--
AUGUST 10, 1995
AGRIUM INC. AND NU-WEST INDUSTRIES INC. ANNOUNCE AGREEMENT TO MERGE

Calgary, Alberta and Englewood, Colorado--Agrium Inc.
(TSE:AGU/NASDAQ/NM:AGMIF) and Nu-West Industries, Inc. (NASDAQ/NM:FERT) announced today that they have entered into a definitive merger agreement which provides for the acquisition of Nu-West by Agrium. Agrium will pay US$10.50 in cash for each share of Nu-West common stock.

The announcement was made jointly by John Van Brunt, President and C.E.O. of Agrium and Craig Harlen, President and C.E.O. of Nu-West.

Agrium will make a cash tender offer for all of the common shares of Nu-West. The tender offer will be conditional upon the tender of at least 60% of the approximately 9.4 million common shares on a fully diluted basis and upon the expiration of the waiting period under the Hart-Scott-Rodino Anti-Trust Improvements Act. Agrium expects to take up and pay for the common shares under the offer by mid-September. The merger agreement provides that any untendered shares will be converted into the right to receive US$10.50 per share in cash as soon as practical after the completion of the tender.

The Board of Directors of Nu-West has unanimously approved the merger agreement and the transaction. Paine Webber Incorporated has acted as financial advisor to Nu-West and has rendered a fairness opinion in connection with the transaction. The Board of Directors of Agrium has also unanimously approved the merger agreement and the transaction.

Agrium also announced that Nu-West shareholders owning approximately 4.6 million common shares have agreed to tender into the offer.
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Mr. Van Brunt, commenting on the prospective merger, said "This merger creates a strong strategic business combination for the production and sale of the three primary plant nutrients; phosphate, nitrogen and potash. In addition, Nu-West's products are sold into Agrium's primary western United States and Canadian wholesale markets and strengthens the phosphate supply position to our large U.S. retail subsidiaries and our Elephant Brand dealer network in Canada."

Mr. Harlen stated, "This transaction is the next logical step in securing a positive future for Nu-West and its various constituents. Over the last few years we have established ourselves as a significant phosphate producer and now seek to expand our horizons through a strategic relationship that will strengthen and enhance our marketing and production. This merger will better position both companies for the global marketplace that is upon us."

Agrium, based in Calgary, Alberta, is one of North America's largest integrated and diversified fertilizer companies.

Nu-West is engaged in the manufacture and sale of phosphate fertilizer products.


AGRIUM CONTACTS:                            NU-WEST CONTACTS:
----------------                            -----------------
LARRY THIESSEN                              MARK SANDERS
Phone (403) 258-4615                        Phone (208) 547-4381
DICK NICHOLS                                STEVEN W. GAMPP
Phone (403) 258-5746                        Phone (303) 721-1396